UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 ESSEX CORPORATION

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(Name of Issuer)

 Common Stock, no par value

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(Title of Class of Securities)

 296744 10 5

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(CUSIP Number)

 November 15, 2000

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

| | Rule 13d-1(b)

|X| Rule 13d-1(c)

| | Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 296744 10 5

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1. Names of Reporting Persons. Paul R. Young

I.R.S. Identification Nos. Of Above Persons (entities only):

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

Not Applicable

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3. SEC Use Only

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4. Citizenship or Place of Organization: United States

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Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power 255,940(1)

6. Shared Voting Power 45,850(2)

7. Sole Dispositive Power 255,940(1)

8. Shared Dispositive Power 45,850(2)

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9. Aggregate Amount Beneficially Owned by Each Reporting Person:

301,790

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10. Check if the Aggregate Amount in Row (9) Excludes Certain shares (See

Instructions):

Not Applicable

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11. Percent of Class Represented by Amount in Row (9): 6.860%

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12. Type of Reporting Person (See Instructions): IN

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(1) Specialty Cases, Inc, a Maryland corporation wholly owned by Paul R. Young, is the record holder of 163,740 shares of Common Stock of Essex Corporation. Paul R. Young possesses sole power to vote and direct the disposition of all Common Stock of Essex Corporation owned by Specialty Cases, Inc. and therefore is deemed to be the beneficial owner of these 163,740 shares for purposes of Reg. Section 240.13d-3. In addition, Paul R. Young is the record holder of 92,200 shares of Common Stock of Essex Corporation. These shares are held in three self-directed employee benefit plans in which Paul R. Young is the sole participant.

(2) Paul R. Young and his wife, Bettie M. Young, jointly own and share power to vote and direct the disposition of 45,850 shares of Common Stock of Essex Corporation.

 Item 1.

(a) Name Of Issuer: Essex Corporation

(b) Address of Issuer's Principal Executive Offices: 9150 Guilford Road, Columbia, MD 21046-1891

Item 2.

(a) Name of Person Filing: Paul R. Young

(b) Address of Principal Business Office or, if none, Residence: 11890-T Old Baltimore Pike, Beltsville, MD 20705

(c) Citizenship: United States

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 296744 10 5

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or

240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4. Ownership.

(a) Amount beneficially owned: 301,790

(b) Percent of Class: 6.860%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 255,940

(ii) Shared power to vote or to direct the vote: 45,850

(iii) Sole power to dispose or to direct the disposition of: 255,940

(iv) Shared power to dispose or to direct the disposition of: 45,850

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2001

Date

/s/ Paul R. Young

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Paul R. Young

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).